UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AVEXIS, INC.
(Name of Subject Company)

AVEXIS, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

05366U100
(CUSIP Number of Class of Securities)

Michael B. Johannesen
Senior Vice President, General Counsel and Chief Compliance Officer
AveXis, Inc.
2275 Half Day Rd, Suite 200
Bannockburn, Illinois 60015
 (847) 572-8280
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:
Faiza J. Saeed, Esq.
George F. Schoen, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 8th Avenue
New York, New York 10019
(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on April 17, 2018 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”)  and amended on April 20, 2018 by AveXis, Inc., a Delaware corporation (“AveXis”). The Schedule 14D-9 relates to the cash tender offer by Novartis AM Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Novartis AG, a company organized under the laws of Switzerland (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on April 17, 2018, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of AveXis (the “Shares”) at a purchase price of $218.00 per Share (such price, as it may be increased pursuant to the Merger Agreement, the “Offer Price”), net to the seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 17, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitutes the “Offer”). The initial expiration date of the Offer is at 12:00 midnight, New York City time, at the end of the day Monday, May 14, 2018, unless the Offer is extended or earlier terminated as permitted by the Merger Agreement and applicable law.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 under the heading “Regulatory Approvals-U.S. Antitrust” is hereby amended and supplemented by adding the following paragraphs at the end of such section:

(a) “On April 30, 2018, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

(b) “On May 1, 2018, AveXis issued a press release announcing the expiration of the required waiting period under the HSR Act applicable to the Offer, a copy of which is attached hereto as Exhibit (a)(5)(G).”

Item 9. Exhibits

Item 9 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the following Exhibits:

Exhibit No.	Description

(a)(5)(G)	Press Release issued by AveXis, Inc., dated May 1, 2018.
(a)(5)(H)	Press Release issued by Novartis AG, dated May 1, 2018 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO).
(a)(5)(I)	Email message dated May 1, 2018 from Sean P. Nolan, President and Chief Executive Officer of AveXis, to AveXis’ Employees.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

AVEXIS, INC.

By:	/s/ Sean P. Nolan
Name: Sean P. Nolan
Title: President and Chief Executive Officer

Dated: May 1, 2018